UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Momenta Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, Par Value $.0001 Per Share

(Title of Class of Securities)

60877T100

(CUSIP Number)

Dr. Christian Rehm

Novartis AG

Lichstrasse 35

CH 4056 Basel, Switzerland

+41 61 324 1111

With a copy to:

Derek Stoldt

Kaye Scholer LLP

250 West 55th Street

New York, NY 10019

+1 212 836 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60877T100

1)	Name of Reporting Persons. Novartis AG

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) AF

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power

	8)	Shared Voting Power 3,315,366

	9)	Sole Dispositive Power

	10)	Shared Dispositive Power 3,315,366

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,315,366

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 4.7% *

14)	Type of Reporting Person (See Instructions) CO

* This calculation is based on 70,744,044 shares of Common Stock, par value $0.0001 per share, outstanding as of July 29, 2016, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 filed by the Issuer with the Securities and Exchange Commission on August 5, 2016.

CUSIP No. 60877T100

1)	Name of Reporting Persons. Novartis Pharma AG

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3)	SEC Use Only

4)	Source of Funds (See Instructions) WC

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power

	8)	Shared Voting Power 3,315,366

	9)	Sole Dispositive Power

	10)	Shared Dispositive Power 3,315,366

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,315,366

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13)	Percent of Class Represented by Amount in Row (11) 4.7% *

14)	Type of Reporting Person (See Instructions) CO

* This calculation is based on 70,744,044 shares of Common Stock, par value $0.0001 per share, outstanding as of July 29, 2016, as reported by the Issuer on its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 filed by the Issuer with the Securities and Exchange Commission on August 5, 2016.

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D initially filed with the Securities and Exchange Commission on August 4, 2006, as previously amended on September 6, 2006, December 8, 2015, and August 10, 2016 (the “Original Schedule 13D”) relating to shares of the common stock, par value $.0001 per share (the “Common Stock”), of Momenta Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). All information reported in the Original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) of the Original 13D are amended and restated in their entirety to read as follows:

(a) - (b) The Investor is the record holder and beneficial owner of 3,315,366 shares of the Issuer’s Common Stock. As a result of the Investor’s holdings, Novartis is a beneficial owner of the Securities. Based on publicly available information, the Securities represent approximately 4.7% of the Issuer’s outstanding Common Stock and the Reporting Persons have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities.

Except as described in this Amendment, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons identified in Schedule I hereto beneficially owns any additional shares of Common Stock.

(c)         Pursuant to the Sales Plan (described in the August 10, 2016 amendment to the Original Schedule 13D), the following transactions in the Issuer’s Common Stock were effected by the Investor since the August 10, 2016 amendment to the Original Schedule 13D:

Date	Type of Transaction	Number of Shares	Price Per Share ($)

August 12, 2016	Sold	24,648	12.03
August 15, 2016	Sold	72,356	12.03
August 16, 2016	Sold	9,608	12.02
August 18, 2016	Sold	71,043	12.07
August 19, 2016	Sold	27,849	12.06
August 22, 2016	Sold	110,000	12.18
August 23, 2016	Sold	37,272	12.05
August 24, 2016	Sold	120,000	12.19
August 25, 2016	Sold	150,000	12.48
August 26, 2016	Sold	175,000	12.43
August 29, 2016	Sold	180,000	12.17
August 30, 2016	Sold	156,804	12.07

(e)         The Reporting Persons ceased to be beneficial owners of more than five percent (5%) of the outstanding Common Stock of the Issuer on August 29, 2016.

Item 7.           Materials to be Filed as Exhibits.

Exhibit

1	Joint Filing Agreement dated August 30, 2016 by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 30, 2016

NOVARTIS AG

	By:	/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

	By:	/s/ Katja Roth Pellanda
Name: Katja Roth Pellanda
Title: Authorized Signatory

NOVARTIS PHARMA AG

	By:	/s/ Jean-Baptiste Emery
Name: Jean-Baptiste Emery
Title: Authorized Signatory

	By:	/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS PHARMA AG

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Joseph Jimenez	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee; Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee; Head of Human Resources	Belgian

F. Michael (Mike) Ball	Member of the Executive Committee; CEO, Alcon	Member of the Executive Committee; CEO, Alcon; 6201 South Freeway, Fort Worth, TX 76134, USA	American

James (Jay) Brader, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue, Cambridge, MA 02139, USA	American

Felix R. Ehrat, Ph.D.	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	Swiss

Richard Francis	Member of the Executive Committee; CEO, Sandoz	Member of the Executive Committee; CEO, Sandoz	British

Paul Hudson	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	British

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Global Head Drug Development and Chief Medical Officer	Member of the Executive Committee; Global Head Drug Development and Chief Medical Officer	American

Bruno Strigini	Member of the Executive Committee; CEO, Novartis Oncology	Member of the Executive Committee; CEO, Novartis Oncology	French

André Wyss	Member of the Executive Committee; President, Novartis Operations, Country President for Switzerland	Member of the Executive Committee; President, Novartis Operations, Country President for Switzerland	Swiss

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean of the Duke University School of Medicine and Vice Chancellor for Academic Affairs at Duke University	American

Dimitri Azar, M.D., MBA	Director	Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois	American

Ton Buechner	Director	CEO and Chairman of the executive board of AkzoNobel	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Elizabeth (Liz) Doherty	Director	Non-executive director and chairman of the audit committee of Dunelm Group plc; Member of the supervisory board and audit committee of Corbion NV	British

Ann Fudge	Director	Vice Chairman and Senior Independent Director of Unilever NV; Director of Northrop Grumman Corporation	American

Pierre Landolt, Ph.D.	Director	Chairman of the Sandoz Family Foundation	Swiss

Andreas von Planta, Ph.D.	Director	Board member of Helvetia Holding AG; Partner at Lenz & Staehelin	Swiss

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences; Investigator at the Howard Hughes Medical Institute

American

William T. Winters	Director	CEO and a board member of Standard Chartered	British

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma AG and (ii) the business address of each director and executive officer of Novartis Pharma AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis Pharma AG	Present Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	President of the Board of Directors	Chairman of the Board of Directors of Novartis AG	German

Felix R. Ehrat, Ph.D.	Director	Member of the Novartis AG Executive Committee; General Counsel of Novartis AG	Swiss

Harry Kirsch	Director	Member of the Novartis AG Executive Committee; Chief Financial Officer of Novartis AG	German

EXHIBIT INDEX

Exhibit

1	Joint Filing Agreement dated August 30, 2016 by and among the Reporting Persons